Ballard Power Systems Inc.

News Release

Ballard Reports Second Quarter 2014 Results

•	Continuing progress in all key financial metrics

•	Positioned for strong 2nd Half of 2014

For Immediate Release – July 29, 2014

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced its consolidated financial results for the second quarter ended June 30, 2014. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “Our Q2 results continue the performance trend established in the first quarter, with year-over-year progress in all key metrics, including a 27% increase in revenue and improvements of 3-points in gross margin, 5% in cash operating costs and 63% in Adjusted EBITDA. With this momentum and our strengthening sales pipeline we are well-positioned to deliver a strong second half of 2014, consistent with our full-year guidance.”

Second Quarter 2014 Highlights

Growth (all comparisons to Q2 2013 unless otherwise noted)
Q2 revenue improved 27%, to $18.5 million. Q2 revenue also improved 32% from the previous quarter. Total revenue of $32.5 million for the first half of the year represents approximately 40% of expected 2014 revenue – consistent with plan.

Telecom Backup Power
Revenue of $3.7 million, a decrease of 12%. The Company continues to expect significant growth in the second half of the year, given the strengthening sales pipeline as well as anticipated licensing revenue from the Azure Hydrogen transaction announced in June.
Update:
June announcement of a definitive agreement with Azure Hydrogen (“Azure”) in China for a license to assemble ElectraGenTM systems in that market, with a 2014-15 value of approximately $6 million. Ballard is to be the exclusive supplier of sub-systems – including fuel cell stacks and fuel processors – and will receive royalty payments for system sales, if Azure is successful with its business plan.
Strengthening sales pipeline, underpinned by:
Opportunities in the Asia region, including India, China, Indonesia, Myanmar, the Philippines, Japan; and
Opportunities in other geographic regions, including the U.S., Australia, South Africa, Europe, the Caribbean.

Material Handling
Revenue of $4.6 million, an increase of 209%, driven by an increase in fuel cell stack orders from Plug Power together with $0.5 million of revenue from the license of intellectual property to M-Field Energy Corporation (“M-Field”).
Update:
Continued expansion of Plug Power’s order book, with the announcement of orders from Walmart for 286 GenDriveTM systems, from Central Grocers for 182 GenDriveTM systems and from Ace Hardware.

Development Stage Markets
Revenue of $1.8 million, a decrease of 44%, due primarily to a year-over-year reduction in Bus module shipments.
Update:
Two Bus modules were shipped in the quarter: an FCvelocityTM-HD6 to BAE Systems for deployment in an ElDorado National bus for the University of California’s Irvine campus; and an FCvelocityTM-HD7 prototype to Solaris Bus and Coach of Poland for a bus to be deployed in Hamburg, Germany.
Revenue of $1.0 million was booked in relation to the China Bus module assembly licensing contract, signed in September 2013.
Following the quarter, an FCvelocityTM-HD7 prototype was ordered by New Flyer Industries for delivery later this year, to be deployed in a U.S. fuel cell bus.

Engineering Services
Revenue of $8.4 million, an increase of 46%, reflecting the growth potential for Engineering Services.
Revenue in the quarter was driven by:
$5.4 million from the long-term contract with Volkswagen AG;
$1.5 million from other automotive contracts; and
$1.5 million from non-automotive contracts, including Bus and Backup Power activities for the China market and micro-fuel cell development for the U.S. market.

Path to Profitability (all comparisons to Q2 2013 unless otherwise noted)
Gross margin of 25%, a 3-point improvement. Higher gross margin is expected in the second half of 2014, based on an expectation of increasing total revenue and an increasing proportion of licensing revenue in the product mix.
Cash operating costs1 of $6.7 million, an improvement of 5%, despite one-time legal and transaction costs associated with licensing contracts with United Technologies Corp., Azure and M-Field.
Adjusted EBITDA1 of ($1.2) million, an improvement of 63%.
Net income of ($4.5) million or ($0.03) per share, improvements of 14% and 35%, respectively.
Cash used by operating activities of ($2.9) million, an improvement of 37%, driven by improvements in both cash operating loss as well as working capital changes.
Cash reserves of $36.4 million, with zero balance outstanding on the Company’s bank operating line.

2014 Business Outlook

The Company has confirmed its full year guidance for:
Revenue growth of approximately 30%; and
Approximately break-even Adjusted EBITDA.

Second Quarter 2014 Financial Highlights

(Millions of U.S. dollars)	Three months ended June 30,			Six months ended June 30,
	2014	2013	% Improvement	2014	2013	% Improvement
-
GROWTH
Revenue:
Telecom Backup Power	$3.7	$4.3	-12%	$6.6	$10.6	-38%
Material Handling	$4.6	$1.5	209%	$6.6	$2.4	177%
Development Stage Markets	$1.8	$3.1	-44%	$3.5	$5.5	-38%
Engineering Services	$8.4	$5.7	46%	$15.8	$8.4	89%

Total Revenue	$18.5	$14.6	27%	$32.5	$26.9	21%

12 Month Rolling Order Book	$44.8	$42.9

PROFITABILITY

Gross Margin	25%	22%	3-points	25%	23%	2-points

Cash Operating Costs1	$6.7	$7.1	5%	$13.0	$15.3	15%

Adjusted EBITDA1	($1.2)	($3.3)	63%	($3.0)	($7.5)	60%

Net Income (Loss)	($4.5)	($5.2)	14%	($8.3)	($13.1)	37%

Earnings Per Share	($0.03)	($0.05)	35%	($0.7)	($0.14)	51%

Normalized Net Loss1	($4.5)	($4.8)	8%	($8.1)	($11.6)	30%

Normalized Net Loss Per Share1	($0.03)	($0.05)	30%	($0.7)	($0.12)	45%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($2.3)	($3.2)	28%	($4.5)	($9.4)	52%
Working Capital Changes	($0.6)	($1.5)	57%	($5.1)	($2.3)	-120%

Cash Used By Operating Activities	($2.9)	($4.7)	37%	($9.6)	($11.7)	18%

Cash Reserves	$36.4	$25.8	41%

Cash Reserves, Net of Operating Line	$36.4	$23.1	57%

For a more detailed discussion of Ballard Power Systems’ second quarter 2014 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, July 30, 2014 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its second quarter 2014 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).
About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnote:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.